EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 and related prospectus of our report dated February 21, 2023, with respect to the financial statements of Dermata Therapeutics, Inc. (formerly Dermata Therapeutics, LLC) (“Company”) as of and for the years ended December 31, 2022 and 2021 (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, and to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

December 7, 2023